1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

Tel 713-351.3000 Fax 713.351.3300

www.energyxxi.com

February 11, 2015

Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy XXI Ltd (formerly Energy XXI (Bermuda) Limited)

Form 10-K for Fiscal Year Ended June 30, 2014
Filed August 25, 2014
Response Letter Dated December 23, 2014
File No. 001-33628

Dear Mr. Horowitz:

Energy XXI Ltd (the “Company”, “we” or “our”) acknowledges receipt of the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated January 29, 2015, relating to the Company’s Form 10-K for the Fiscal Year Ended June 30, 2014, File No. 001-33628, filed with the Commission on August 25, 2014 (the “Comment Letter”).

The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to tell the Staff by that time when we will provide the Staff with our responses. We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to gather and process the large volume of data necessary to prepare the schedules in response to Comment 2 of the Comment Letter. We expect to provide our responses to the Comment Letter no later than February 27, 2015.

Securities and Exchange Commission

February 11, 2015

Please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977 if you have any questions with respect to the foregoing.

Very truly yours,

ENERGY XXI LTD

By:	/s/ Bruce W. Busmire
Name:	Bruce W. Busmire
Title:	Chief Financial Officer

cc:	Sarah K. Morgan